Exhibit 99.1

Aptorum Therapeutics Limited

17 Hanover Square

United Kingdom W1S 1BN

May 1, 2023

Universal Sequencing Technology Corporation

6155 Corte Del Cedro

Carlsbad

CA92011

United States

Attn: Chief Executive Officer

Dear Sir:

This Letter of Intent and related Term Sheet (collectively “Letter of Intent”) outlines the general terms and conditions of a potential acquisition (the “Acquisition”) of Paths Innovation Limited, a company incorporated under the laws of Grand Cayman Islands and its subsidiary, Paths Diagnostics Pte Ltd., a company incorporated under the laws of Singapore (collectively “Target”) by Universal Sequencing Technology Corporation, a company incorporated under the laws of Delaware (“Purchaser”) from Aptorum Therapeutics Limited, a company incorporated under the laws of Grand Cayman Islands (“Seller”) and 100% subsidiary of Aptorum Group Limited (Nasdaq: APM), with the proposed terms and conditions in Exhibit A attached hereto (the “Term Sheet”). This Letter of Intent and the accompanying Term Sheet are subject to final terms and conditions, which will be mutually accepted and fully described in certain definitive agreement(s) governing the Acquisition (the “Definitive Agreement(s)”).

This Letter of Intent is intended to express only a mutual indication of interest in the Acquisition and does not represent any legally binding commitment or obligation on the part of the parties with respect to the Acquisition, except with respect to following items “Items” set forth in Exhibit A: Governing Law & Jurisdiction, Termination, Confirmatory Due Diligence, Confidentiality, Transaction Costs, and no party hereto will assert otherwise. Any such agreement by the parties shall only be provided in a Definitive Agreement mutually agreed upon and executed by the parties.

This Letter of Intent may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or other electronic transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or other electronic signature page were an original thereof.

This Letter of Intent, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, will be governed by and construed under and in accordance with the laws of the State of New York, without regard to conflicts of law principles that would result in the application of any law other than the laws of the State of New York. Each party to this Letter of Intent hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court does not have jurisdiction, any New York State court, in either case sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Letter of Intent or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of the venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Please acknowledge your acceptance of and agreement to the foregoing by signing and returning to the undersigned as soon as possible a counterpart of this Letter of Intent.

Very Truly Yours,

Aptorum Therapeutics Limited

		By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Director

Acknowledged by:

Universal Sequencing Technology Corporation

By:	/s/ Ming Lei
Name:	Dr. Ming Lei
Title:	President

EXHIBIT A - TERM SHEET

Target:	Paths Innovation Limited, a Grand Cayman Islands incorporated company and its subsidiary (“PathsDxCayman”), Paths Diagnostics Pte Ltd. ( “PathsDxSg”), a Singapore incorporated company (collectively the “Target”)

Purchaser:	Universal Sequencing Technology Corporation, a Delaware incorporated company (the “Purchaser”)

Seller:	Aptorum Therapeutics Limited, a Grand Cayman Islands incorporate company (“Seller”)

Transaction/Acquisition:	Purchaser acquires Target from the Seller through the issuance of Purchaser common stocks (“Purchaser shares”) based on the below Purchase Price as defined, resulting in Target becoming a wholly owned subsidiary of Purchaser.

Purchase Price

As consideration for the Acquisition, Purchaser will issue such number of Purchaser shares to Seller corresponding to 18.75% (“Seller Consideration”) of the combined business, and, to the extent if Astar and the minority owners of PathsDxSg wish to participate, a further 6.25% (“Astar Consideration”) of Purchaser shares to be issued to AStar and minority owners on a pro rata basis on the condition that AStar and its minority owners transfer their existing 25% share in PathsDxSg to PathsDxCayman as part of the Transaction.

To the extent that Astar and the minority owners of PathsDxSg consent to transfer in part and not the whole of their existing 25% share in PathsDxSg as part of the Transaction, the Astar Consideration of Purchaser Shares will be adjusted accordingly on a pro-rata basis.

Closing Conditions:	Consummation of the Acquisition as contemplated hereby will be subject to customary conditions, including but not limited to:

(i)	Approval by Boards of Directors and shareholders (if required) of Seller, Purchaser and Target and AStar will be notified;

(ii)	finalization of binding documentation in respect of the proposed transaction (“Acquisition Agreement”);

(iii)	If applicable, receipt of all governmental, regulatory and third party requisite approvals and consents; with each party to use its reasonable best efforts to obtain the approvals and consents;

(iv)	The results of the due diligence to be conducted all parties as the case may be, being satisfactory to the respective boards of directors of all parties in their sole discretion;

(v)	Conversion of all intracompany loan payable balances of Target and the Seller (and its affiliates) into ordinary shares in the Target;

(vi)	Completion of a private placement raise of minimum in shares in the Purchaser by Purchaser and Seller in a joint effort; subject to the terms of the placement, the private placement will dilute both the existing Purchaser and existing Seller shareholders on a pro-rata basis based on the combined businesses;

(vii)	Upon a successful capital raise (including but not limited to a private placement, pre-initial-public-offering and subsequent initial public offering) by the combined business of Purchaser and Target, Purchaser agrees to allocate a portion of proceeds, to be agreed, raised to the further research, development and commercialization of Target’s technologies.

(viii)	Seller will discuss and reach agreement with AStar about AStar’s share ownership in PathsDxSg as well as the modification of AStar’s IP license agreement to include all application fields on a best effort basis.

Termination	Except as otherwise expressly stated in this Letter of Intent, upon such termination, the provisions of this Letter of Intent shall be of no further force or effect and no party shall have any liability to any other party hereunder.

Confirmatory Due Diligence:	Each party and its employees, officers, directors, advisors, legal counsel, accountants, agents and representatives will conduct due diligence, including, as necessary, visiting and inspecting all operational facilities and meeting with management. Each party shall extend its full cooperation and its respective representatives in connection with such investigation and will provide the other party’s representatives with full access during normal business hours to its books and records, facilities, accountants, management, officers, directors and key employees for the purpose of conducting such due diligence investigation. The aforementioned due diligence shall be initiated immediately upon execution of this Letter of Intent.

Transaction Costs:	Purchaser shall be responsible for all Seller/Target’s costs and expenses relating to the Acquisition on a 75% and 25% pro-rata basis respectively. Prior to engaging the third parties, it is understood that Seller/Target get pre-approval from Purchaser on any related expense above $1,000, including but not limited to, preparing and negotiating the Acquisition Agreement and preparing all required disclosure relating to such party in connection with documents required to be filed with Securities Exchange Commission or the other regulatory authorities in connection with the Acquisition, and other related expenses as well as the legal fees incurred by the Seller/Target in connection with the Acquisition (the “Acquisition Transaction Costs”). Except otherwise stated, the Purchaser shall be solely responsible for all costs and expenses relating to Purchaser including, but not limited to, any prospective capital raise, listing and related regulatory filings, maintenance of shareholders and related regulatory filings, audit, share issuances and related filings (etc).

If the Transaction fails or is terminated for any reason, each party shall be responsible for its own Transaction Costs.

Governing Law & Jurisdiction:	If there is a dispute, the parties shall first engage in a mediation (which shall be completed no later than 60 days after the mediation process is initiated), and if the dispute is still unresolved following such mediation, either party should have the right to seek other means of resolution under the law of the State of New York.

Closing Date:	The date on which the Acquisition closes shall be referred to herein as the “Closing Date”. Each party shall use its commercially reasonable efforts to complete the acquisition by May 31st, 2023 or such later date to be agreed by both parties.

Confidentiality:	The parties to this Letter of Intent acknowledge and agree that the existence and terms of this Letter of Intent and the Acquisition are strictly confidential and further agree that they and their respective representatives, including without limitation, shareholders, directors, officers, employees or advisors, shall not disclose to the public or to any third party the existence or terms of this Letter of Intent or the Acquisition other than with the express prior written consent of the other party, except as may be required by applicable law, rule or regulation, or at the request of any governmental, judicial, regulatory or supervisory authority having jurisdiction over a party or any of its representatives, control persons or affiliates (including, without limitation, the rules or regulations of the SEC or FINRA), or as may be required to defend any action brought against such party in connection with the Acquisition. If a party is so required to make such a disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that the disclosure is required, and the time and place that the disclosure will be made. In such event, the parties will work together to draft a disclosure that is acceptable to both parties.

Notices:

All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Letter of Intent shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, electronic mail or by first class, registered or certified mail, postage prepaid, to the party at the address set forth herein. Any Notice, shall be sent by email transmission, to the parties as set forth below and shall be effective when received:

If to Seller:

Name: Aptorum Therapeutics Limited

Email:

If to Purchaser:

Name: Universal Sequencing Technology Corporation

Email:

Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this paragraph.